Mail Stop 3561

May 30, 2008

Fernando Aguirre, Chief Executive Officer
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio 45202

> **Re:** **Chiquita Brands International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-01550**
> **Form 8-K**
> **Filed May 29, 2008**

Dear Mr. Aquirre:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation of Executive Officers, page 23

1.   The company's proxy describes various targets used to measure performance for the Annual Incentive Program Awards and Equity-Based Compensation under Annual Restricted Stock Grants for fiscal year 2007. The company, however, has not provided

quantitative disclosure of the terms of the necessary targets to be achieved under each component for your named executive officers to earn their performance bonuses under these incentive-based compensation programs. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis, which should address the performance targets under the Annual Incentive Program, should be based on the 2008 proxy statement. In addition, please supplementally advise us, within the timeframe below, whether the company's targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Other Information, page 54

2.   On page 34 of the December 31, 2007, Form 10-K, the company discloses that "information required by this Item 13 is incorporated herein by reference from the applicable information set forth in 'Other Information – Related Person Transactions' and 'Information About the Board of Directors and Its Committees' which will be included in Chiquita's definitive Proxy Statement to be filed with the SEC in connection with the 2008 Annual Meeting of Shareholders." Other than a description of the policy required by Item 404(b) of Regulation S-K, we have not found any disclosures in the proxy statement related to transactions with related persons, promoters, and certain control persons. Please tell us why your definitive proxy statement does not contain Item 404 disclosure, other than the policy disclosure.

Form 10-K Filed February 29, 2008

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 3

3.   Please clearly define the terms 'value-added produce' and 'value-added salads' within the Overview to your MD&A.

4.   Your discussion of risks at page 4 states that the company anticipates significantly increased costs for purchased fruit and vegetables, as well as increased costs for its own production of bananas in 2008. Please expand such discussion to address the specific drivers of the expected cost increases. Your disclosures currently identify risks with a view towards historical impact while disclosures regarding expectations are limited to your overarching statement above.

Note 2 – Restructuring, page 39

5.   We note that you implemented a restructuring plan in October 2007 and your MD&A indicates that consolidation of certain operations will occur in 2008. Please revise your disclosures at Note 2 to clearly indicate an expected completion date and the total dollar amount expected to be incurred in connection with each major type of cost associated with the restructuring activity (i.e. severance, facility closures, etc.). Disclose the specific dollar amount of the assets held for sale, included in the line item 'Investments and other assets, net'. Also, include the impact of the charge on each reportable segment, as required by paragraph 20(d) of SFAS 146.

6.   Your disclosures under the caption 'Chiquita Chile' at page 42 describe restructuring activities within the context of SFAS 146. It does not appear your disclosures at Note 2 to the financial statements describe such activities. Accordingly, please revise your

footnote disclosures to provide the reporting requirements of SFAS 146, paragraph 20. Also, please disclose where you have recorded the gain from the sale of the three plants and other assets in Chile.

Note 3 – Acquisitions and Divestitures, page 39

Acquisition of Fresh Express, page 39

7.   We note your disclosure at page 40 indicating that the fair value of fixed assets and other intangible assets acquired in your purchase of Fresh Express was based on independent appraisals. Given your reference to the use of such appraisals, the experts that prepared such appraisals should be named, and the respective consents of such experts should be filed as exhibits in future Exchange Act reports. As an alternative, you may delete all references to third-party appraisals in future Exchange Act filings. Please explain to us how you plan to address this comment in future filings.

Note 8 – Leases and Non-Cancelable Purchase Commitments, page 46

8.   We note you have realized a gain on the sale of your refrigerated cargo ships and related spare parts of approximately $102M which has been deferred and will be amortized to the Consolidated Statements of Income over the initial leaseback periods, at a rate of approximately $14M per year. We also note that these ships are highly specialized, in both size and technology, for international trade in bananas and other refrigerated products. Please tell us how you determined that the deferred gain should be recognized over the initial leaseback period of seven years using the guidance of SFAS 28.

Note 17 – Contingencies

9.   We note your disclosure indicating that other than the $20M and $25M accruals at December 31, 2007 and December 31, 2006, respectively, related to your plea agreement with the U.S. Department of Justice, the consolidated balance sheets do not reflect a liability for the remaining contingencies noted. Please revise your disclosures to indicate an estimate of the possible loss or range of loss of each contingency, or state that such an estimate cannot be made. See paragraph 10 of SFAS 5, 'Accounting for Contingencies.'

Form 8-K Filed May 29, 2008

10.   Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K for additional guidance. In addition, include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

* * * * *

Closing Comments

   As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Questions on other disclosure issues may be directed to David Walz (202) 551-3358 for accounting issues or Edwin S. Kim at (202) 551-3297 for all other issues.

         Sincerely,

         John Reynolds
         Assistant Director

cc: Jeffery M. Zalla, CFO
         Fax: (513) 665-2695